Exhibit 99.14

TIM WELLER NAMED AS

UNITED UTILITIES CFO

United Utilities PLC announced today that Tim Weller has been appointed to the Board as its new Chief Financial Officer with effect from 1 August 2006. He will join the company on 1 July 2006.

Most recently Tim Weller, age 42, was Group Finance Director at RWE Thames Water. Prior to that, from 2002-2004, he was Group Finance Director at Innogy Holdings and hence has an excellent understanding of the regulated water, gas and electricity industries.

Tim started his career at KPMG. He became Partner in the Infrastructure Audit and Accounting Group in 1997 before joining Granada as Director of Financial Control.

Tim is a chartered accountant and studied Engineering Science at the University of Exeter.

Philip Green, CEO of United Utilities, since 1 April, said:

‘I am delighted that Tim has agreed to join United Utilities. I believe his extensive experience in the utilities sector will prove invaluable to the company, along with his expertise in all aspects of financial reporting and corporate finance. I welcome him to our Board and look forward to working with him in the years ahead.’

Tim Weller said: ‘I am excited at the prospect of joining United Utilities and working with Philip and his team. I will inherit a very strong balance sheet, boosted by the company’s successful billion pound rights issue and its recent long-term, index-linked bond issues totalling around £550 million.’

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Tim Weller

2004-2006:RWE THAMES WATER plc
Finance Director of RWE Thames Water plc, the water division of the German multi-utility company RWE. During this period Thames Water plc was the world’s third largest water and wastewater service company, serving over 70 million customers in 20 countries.

The business encompassed Thames Water in the UK, American Water in the USA, Berlinwasser in Germany and regulated and unregulated water businesses in Europe, South America and Australasia.

Since 2004 Tim has been actively involved in RWE’s strategic review of its water portfolio and the resultant disposal of Thames Water’s non-US and UK assets. In late 2005, reflecting the culmination of its water portfolio strategic review, RWE announced its intention to dispose of Thames Water in the UK and American Water in the US.

2002-2004:INNOGY HOLDINGS plc
Group Finance director of Innogy Holdings plc, which was a FTSE 100 company until it was acquired by RWE in May 2002. At the time of the acquisition, Innogy was one of the UK’s leading integrated energy companies with around 7 million retail customer accounts under the npower brand, over 10 per cent of the UK electricity generation market and one of the largest energy trading operations in the UK.

Tim played a major role in the team driving negotiations with RWE for the disposal of Innogy, ultimately resulting in the agreement to sell at an enterprise value of approximately €8.5 billion. He subsequently had a key role in achieving functional alignment and establishing the programme for business synergies arising from the RWE acquisition, including centralising energy trading activity into RWE in Germany.

1997-2001:GRANADA plc
Director of Financial Control of Granada plc, which at the time was 64th in the FTSE 100, with a market capitalisation of £4.4 billion and operations in a range of services including television broadcasting and production, pay and digital TV, restaurants, hotels and catering.

Tim was responsible for the overall planning, co-ordination, control and review of all information for Group reporting purposes. He played a key role in major corporate transactions including the merger with Compass Group and subsequent de-merger, the flotation of Granada Media on the London Stock Exchange, the acquisition of United News and Media’s television assets and a variety of disposals.

1985-1997:KPMG
During his time at KPMG, Tim gained extensive experience of audit and financial investigation assignments involving clients in the utilities, property, construction, banking, manufacturing and industrial sectors. He became a partner in the Infrastructure Audit and Accounting Group in 1997. His principal audit client was National Power and he also had responsibility for the delivery of audit and advisory services to Aggregate Industries, Westminster Health Care and BG.

2003- date:STANLEY LEISURE plc
Tim is currently a non-executive director of Stanley Leisure plc.

Personal
Tim is married with two young children. He enjoys squash, skiing and golf.

For further information, please contact:
Susanne Walker, Financial Dynamics, 020 7269 7221

www.unitedutilities.com

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United Utilities’ ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.